FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc. (the “Company”)
1055 West Hastings Street, Suite 1650
Vancouver, British Columbia V6E 2E9

Item 2.	Date of Material Change

A material change took place on September 19, 2007.

Item 3.	Press Release

On September 19, 2007, a news release in respect of the material change was disseminated by the Company.

Item 4.	Summary of Material Change

The material change is described in the Company’s press release attached hereto as Schedule “A”, which press release is incorporated herein.

Item 5.	Full Description of Material Change

No information other than provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, Chief Financial Officer and Corporate Secretary.

Item 9.	Date of Report

Dated at Vancouver, in the Province of British Columbia, this 19th day of September, 2007.

FRONTEER DEVELOPMENT GROUP INC.

Per:   /s/ Sean Tetzlaff
          Sean Tetzlaff
          CFO & Corporate Secretary

NEWS RELEASE 07-43	September 19, 2007

FRONTEER’S TURKISH MINERAL BELT ADVANCES TO NEXT STAGE

Fronteer Development Group Inc. ("Fronteer" or the “Company”) (FRG – TSX/AMEX) announced today that Teck Cominco Limited's Turkish subsidiary (“TCAM”) has earned-back a 60% interest in two more of the Company’s core projects in northwestern Turkey, thus completing earn-in on the majority of the mineral belt area.

TCAM has now fulfilled its back-in obligations on both Fronteer’s Agi Dagi gold deposit and its new Halilaga copper-gold project. TCAM also recently met its earn-in obligation on the Company’s Kirazli gold deposit (see Fronteer press release 07-37). The three connected projects are located along the same 30-km long mineral belt in northwestern Turkey. Agi Dagi, Halilaga and Kirazli are anchor assets in Fronteer’s advanced stage deposit portfolio.

“This is a landmark announcement in the development of our entire portfolio in western Turkey,” says Dr. Mark O’Dea, Fronteer President and CEO. “The earn-in on the three projects to-date underlines the resolve of Fronteer and Teck Cominco to develop a world-class deposit in this emerging gold and copper district.”

TCAM fulfilled its earn-in obligation on Agi Dagi and Halilaga by spending $10 million and $2.1 million, respectively, on exploration. TCAM now has 90 days to decide if it will exercise its right to acquire an additional 10% interest in either or both projects. To earn the additional 10% interest in each project, TCAM must complete a feasibility study within the next four years. If a production decision is made, TCAM will use its best efforts to arrange project debt financing for at least 60% of the capital costs and offer to loan Fronteer the remaining equity component of project financing at commercial lending rates.

TCAM is also in the process of earning back a 60% interest on Fronteer’s other Turkish projects, including Pirentepe, the remaining project along the mineral belt, and nearby TV Tower and Dedidagi properties.

ABOUT AGI DAGI

The Agi Dagi deposit consists of two separate resource areas, referred to as the Deli and Baba Zones, which occur at either end of a five-kilometre long hill. A total of 373 drill holes, for approximately 55,866 metres of drilling, have been completed at Agi Dagi. Several other promising zones are also emerging at Agi Dagi, which with further drilling may develop into additional resource areas.

Details of Fronteer’s resource estimate for Agi Dagi (from Fronteer press release 07-27) are as follows:

DELI ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	1,600,000	1.80	13.50	94,000	696,000	107,920
Indicated	18,300,000	1.20	10.20	693,000	6,027,000	813,540
Inferred	10,200,000	1.30	15.50	418,000	5,068,000	519,360

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

BABA ZONE
Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs	AuEq ozs
Measured	-	-	-	-	-	-
Indicated	15,000,000	0.80	1.00	400,000	464,000	409,280
Inferred	9,100,000	0.80	0.30	235,000	86,000	236,720

**Reported at 0.5 g/T Au cut-off; AuEq @ $13 Ag, $650 Au. Gold-equivalent calculations reflect gross metal content that has not been adjusted for metallurgical recoveries.

ABOUT HALILAGA

Halilaga is an exciting new copper-gold porphyry discovery that is currently defined by 11 widely spaced drill holes, all of which have intersected broad zones of copper-gold mineralization. These holes have tested an area measuring at least 1,000 metres in length and up to 400 metres in width, with mineralized intervals, on average, of greater than 200 metres in thickness (see Fronteer press release 07-40).

ABOUT KIRAZLI

The Kirazli deposit, located approximately 25 km by paved road northwest of Agi Dagi, consists of a single coherent resource area characterized by excellent near surface gold and silver grades. A total of 188 drill holes, for approximately 30,000 metres of drilling, have been completed at Kirazli.

Details of the Kirazli resource estimate completed by Fronteer (from 07-27 press release) are as follows:

Class	Tonnes	Au g/T	Ag g/T	Au ozs	Ag ozs
Measured	1,100,000	1.40	9.60	51,000	342,000
Indicated	8,300,000	1.10	5.80	297,000	1,549,000
Inferred	24,600,000	1.20	2.00	976,000	1,558,000

Reported at 0.5 g/T Au cut-off

LIQUIDITY

Fronteer is not invested in any short term commercial paper or asset-backed securities. The Company has approximately C$100 million in cash that is fully liquid and held with a large commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has no debt and holds approximately a 46.8% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company.

For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, President and CEO

Glen Edwards, Media Relations

PH) 604-632-4677 or Toll Free 1-877-632-4677

info@fronteergroup.com

Assay results have been prepared under the guidance of Ian Cunningham-Dunlop, P. Eng, Vice President, Exploration, who is designated as a Qualified Person with the ability and authority to verify the authenticity of and validity of this data. All samples were analyzed by ALS Chemex, North Vancouver, BC.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, future plans for resource estimation and exploration involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and copper, economic and political stability in Turkey, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.